YouSolar, Inc.



ANNUAL REPORT

292 Brokaw Road

Santa Clara, CA 95050

(917) 364-4266

www.yousolar.com

This Annual Report is dated April 22, 2022.

BUSINESS

YouSolar Inc. was formed on May 11, 2010 in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the company name to YouSolar, Inc. ("YouSolar"). All intellectual property has been assigned to and is owned by the company.

YouSolar sells the PowerBloc®, an independent solar+battery nano-grid that delivers clean and resilient power for the home or business. The PowerBloc is not a backup system but a primary power system to the home or business. Solar energy is the primary energy source, but PowerBloc can seamlessly blend solar, utility, and generator power on its efficient direct current architecture. YouSolar is installing PowerBloc systems at homes in Northern California threatened by wildfires and a clinic in Key West, Florida, in the path of tropical storms. The PowerBloc's patented stackable modules, coming in 2023, will allow for easier shipment and plug-and-play installation.

Previous Offerings

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $174,199.64

Number of Securities Sold: 1,170,098

Use of proceeds: Research and development, product development, company operations.

Date: August 12, 2020

Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $288,500.00

Number of Securities Sold: 3,187,838

Use of proceeds: Research and development, product development, market research, installation of demonstration project, and customer acquisition.

Date: December 11, 2018

Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $604,100.00

Number of Securities Sold: 6,675,133

Use of proceeds: Research and development, product development, company operations.

Date: October 10, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $78,000.00

Use of proceeds: Product development, software development at demonstration project, inventory, marketing.

Date: February 11, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.

Date: November 06, 2019

Offering exemption relied upon: 506(b)

Name: Series Seed 1-6

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 19,866,714

Use of proceeds: This issuance was related to a conversion of convertible loans and resulted in no funds to the company, therefore, there was no use of proceeds.

Date: December 11, 2018

Offering exemption relied upon: 506(b)

Type of security sold: Debt

Final amount sold: $85,567.00

Use of proceeds: For working capital and general corporate purposes.

Date: December 28, 2021

Offering exemption relied upon: 4(a)(2)

Type of security sold: SAFE

Final amount sold: $1,000,000.00

Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.

Date: July 07, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $2,000,000.00

Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.

Date: January 06, 2021

Offering exemption relied upon: 506(b)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $1,080,647.57

Number of Securities Sold: 6,564,455

Use of proceeds: Research and development, product development, company operations.

Date: August 14, 2020

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

YouSolar has been developing the PowerBloc®, a solar+battery system based on a patented parallel direct current architecture for nearly all of its operating history. This effort included the development of power electronics, controls, firmware and software, a solar production forecast, a user interface, enclosures, and a cloud-based data and product database. The company is currently not yet generating substantial revenue.

The company's operating expenses increased from $713,991 in 2019 to $1,165,803 in 2020 due to our expansion and development.

The great majority of our budget has been spent on this broad and complex research and development. In 2019 and 2020, the company had a few revenues associated with services and system expansions of the PowerBloc demonstration, which YouSolar installed in Big Sur, CA, in mid-2019. Still, the company needed to raise more funds in 2020 to develop a commercial product before selling other PowerBloc systems. In 2020, the company was able to close sales agreements of PowerBlocs with 6 additional customers with increased the total value of future sales to $538,473.14 and the company took deposits in the amount of $119,383 for equipment purchase and installation agreements. However, with most installation dates in 2021, in 2020 only $11,464 of the payments received from our customers can be recognized as net Sales under the Generally Accepted Accounting Principles (GAPP) of the United States.

Historical results and cash flows:
By the end of 2021, YouSolar will have a commercial PowerBloc solar+battery system. The system is based on modules that fit cabinets and racks with a 19" width, an industry standard. However, the company's high-power single-phase inverter is still under development. Our limited financial personnel, financial, and management resources required us to focus all of our research and development effort on the patented direct current power electronics and controls. In the meantime, we were able to install PowerBloc systems using 3rd party three-phase inverters. We adapted or used these inverters for single-phase power supply. The company will continue to invest a large amount of its budget into developing its single-phase inverter and detailed engineering, electrical, mechanical, and environmental testing and certification of its stackable modules. We will resume sales of PowerBloc systems, which we stopped in mid-2021. At that time, we had to focus our limited resources on the successful installation of our existing sales. We now have a commercial product we can sell and install within a few weeks or months of entering into an equipment sales and installation agreement with a customer. Therefore, we expect our financials to show an increase in sales and thus to look different from our historical financials. In addition, the company will introduce its stackable PowerBloc, which will include our new single-phase inverter. We plan to pre-sell the system in an extensive marketing campaign. Thus we may show significant deposits associated with these sales. We will deliver stackable PowerBloc systems in 2023. We project that sales will dominate our 2023 financials while R&D will play an essential but much smaller role.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $30,735.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: The company owes debts to the founders and a family member of the CEO and president and one of its directors.

Amount Owed: $75,567.00

Interest Rate: 10.0%

Maturity Date: January 01, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arnold Leitner

Arnold Leitner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO and President

Dates of Service: May 11, 2010 - Present

Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role. Arnold has an annual salary of U.S. 275k. As the founder, Arnold holds founder's shares, Common A. He was also issued options in 2018. He may receive additional stock option grants in the future.

Position: Board Member

Dates of Service: January 16, 2013 - Present

Responsibilities: Member of the board of directors. Arnold is not compensated for his role as board member.

Other business experience in the past three years:

Employer: Arnold Leitner & Partners LLC (ALNP)

Title: Managing Member

Dates of Service: May 01, 2005 - Present

Responsibilities: Identify and invest in business opportunities in the renewable energy and environmental technology sector.

Name: Michael W. Allman

Michael W. Allman's current primary role is with H2scan. Michael W. Allman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 21, 2017 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: H2scan

Title: Chairman

Dates of Service: January 01, 2017 - Present

Responsibilities: Executive management.

Name: Galen J. Torneby

Galen J. Torneby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Operations & Chief Operating Officer

Dates of Service: July 01, 2020 - Present

Responsibilities: Operations, sales, and system deployments. Galen is paid USD 150k per year. The board has also approved 400,000 options of Common B stock for Galen.

Other business experience in the past three years:

Employer: Fairweather & Associates

Title: COO

Dates of Service: February 01, 2020 - August 30, 2020

Responsibilities: Galen collaborated closely with the CEO in setting and driving organizational vision, operational strategy, and hiring needs.

Other business experience in the past three years:

Employer: Solar Philippines

Title: COO Power Systems

Dates of Service: July 01, 2020 - September 30, 2020

Responsibilities: Part-time. Responsible for all PV module manufacturing and all utility and commercial-scale PV power project delivery.

Other business experience in the past three years:

Employer: SolarCraft

Title: CEO

Dates of Service: August 01, 2019 - January 30, 2020

Responsibilities: Responsible for strategy, personnel management, and execution with regards to managing all functions at SolarCraft.

Other business experience in the past three years:

Employer: SolarCraft

Title: COO

Dates of Service: May 20, 2019 - July 31, 2019

Responsibilities: Overseeing all aspects of technical operations at SolarCraft, including safety, project design, and engineering, estimating, project management, construction and services.

Other business experience in the past three years:

Employer: DNV GL

Title: Head of Department, Solar

Dates of Service: October 01, 2018 - April 23, 2019

Responsibilities: Management responsibility for staff performing technical advisory work in the solar PV and CSP sectors.

Other business experience in the past three years:

Employer: Tumult Wines

Title: Co-Owner, Farmhand

Dates of Service: July 01, 2021 - Present

Responsibilities: Our vineyard and winemaking business, we grow Malbec grapes at our home/farm in rural Sonoma County near Calistoga; we sell most of them. We also make Rosé of

Malbec and Malbec red wine.

Name: Richard F. ("Rick") Hoskins

Richard F. ("Rick") Hoskins's current primary role is with Powur PBC. Richard F. ("Rick") Hoskins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 21, 2020 - Present

Responsibilities: Member of the board of directors. As compensation, the Company will issue the "Hoskins/Frame Family Trust dated Dec. 15, 1999" (the "Trust") options to purchase Common Stock B at the strike price of USD 0.17 per share that is equal to USD 100,000 in value, or USD 100,000 / (USD 0.17 / share) = 588,235 shares. These option shares will vest over two (2) years at the fraction of 1/24th per month at the end of each calendar month beginning 1 September 2020. In addition, concurrent with the closing of an anticipated Regulation A (Tier 2) financing under which the Company plans to sell Common Stock B to the general public, the Company will issue the Trust an option to purchase Common Stock B at the then strike price that is equal to USD 150,000 in value. These option shares will vest over three (3) years at the fraction of 1/36th per month at the end of each calendar month beginning 1 October 2022.

Other business experience in the past three years:

Employer: Powur PBC

Title: Chairman of the Board

Dates of Service: January 01, 2015 - Present

Responsibilities: Typical board duties

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Arnold Leitner & Partners LLC (ALNP) - (ALNP is managed by Arnold Leitner, CEO and President, who owns 45% of ALNP. Arnold has the power and authority to make all decisions for ALNP. Pradyna Leitner, Arnold's wife, owns 45% of ALNP. Lisa Eidt and Christian Ruebesam, co-founders, each own 5% of ALNP).

Amount and nature of Beneficial ownership: 8,855,781

Percent of class: 70.01

RELATED PARTY TRANSACTIONS

Name of Entity: Annemarie Lisa Eidt

Relationship to Company: Founder

Nature / amount of interest in the transaction: Lisa provides graphic and user interface design for the company. She is paid cash for services.

Material Terms: Lisa charges the company USD 50/hour for design and research and USD 35/hour for meetings and communication. Lisa senior designer who during her career designed the logo, font, and style guide for the logos of all offices of the German executive branch and its agencies. Example, https://www.mooncatchermeme.com/wp-content/uploads/sites/11/2018/06/logo_breg_en.jpg

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 67,000,000 with a total of 8,855,781 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 65,000,000 with a total of 29,431,197 outstanding.

Voting Rights

The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The total amount outstanding includes stock options issued to purchase 12,183,165 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share.

The total amount outstanding includes stock options reserved but unissued to purchase 2,815,075 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share.

Warrants

The total amount outstanding includes warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Series Seed Preferred Stock (Series 1- 6)

The amount of security authorized is 19,866,724 with a total of 19,866,724 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information below)

Material Rights

Series Seed 1-6 Preferred Stock have been authorized in the following amounts for each class:

Series Seed 1: 6,552,714 shares authorized, and outstanding.

Series Seed 2: 2,611,616 shares authorized, and outstanding.

Series Seed 3: 2,018,566 shares authorized, and outstanding.

Series Seed 4: 2,309,579 shares authorized, and outstanding.

Series Seed 5: 1,814,742 shares authorized, and outstanding.

Series Seed 6: 4,559,507 shares authorized, and outstanding.

We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Dividend Rights.

The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors.

"Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

"Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Liquidation Rights.

Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.

Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock.

A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below.

Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances.

The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula.

Voting Rights.

General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock.

Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors.

Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

Special Voting Rights of Preferred Stock.

As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock;

(e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances;

(g) change the authorized number of, or method of electing directors; or

(h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock.

Registration Rights

Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Series A Preferred Stock

The amount of security authorized is 16,574,586 with a total of 9,862,971 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information in Series Seed Preferred Stock - Other Material Rights above)

Material Rights

See "Series Seed Preferred Stock - Other Material Rights" above for a summary of rights, preferences, privileges and restrictions of the Company's classes of preferred stock.

SAFE Note - Series 1

The security will convert into Preferred stock and the terms of the SAFE Note - Series 1 are outlined below:

Amount outstanding: $2,000,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

One of the SAFE Notes having an outstanding principal balance of $2,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (i) an 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

SAFE Notes - Series 2

The security will convert into Preferred stock and the terms of the SAFE Notes - Series 2 are outlined below:

Amount outstanding: $1,000,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $30,000,000.00

Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

The remaining SAFE Notes having an aggregate principal balance of $1,000,000, are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (I) a 20% discount to the price of the preferred stock offered in such equity financing, and (II) a price per share based on a

$30,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2022.

YouSolar, Inc.

By   /s/ *Arnold Leitner*

        Name: Arnold Leitner

        Title: CEO, Principal Executive Officer and Director, Principal Financial Officer

Exhibit A

FINANCIAL STATEMENTS

YouSolar, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

YOUSOLAR, INC.

TABLE OF CONTENTS



To the Board of Directors of
YouSolar, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred net losses of $3,122,384 and $1,150,018 for the years ended December 31, 2021 and 2020, respectively, and has not generated significant revenues to date. As of December 31, 2021, the Company had a working capital deficit of $453,768 and an accumulated deficit of $9,512,865. The Company has limited liquid assets to satisfy its obligations with $50,735 of cash relative to $1,709,947 of current liabilities as of December 31, 2021, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 21, 2022

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash	$ 50,735	$ 122,128
Accounts receivable	-	1,655
Escrow receivable	114,560	49,078
Notes receivable	32,421	29,817
Notes receivable - related party	37,469	26,971
Prepaid expenses	91,310	4,750
Inventory	929,684	112,953
Total Current Assets	1,256,179	347,352
Non-Current Assets:		
Deposits	14,791	9,865
Property and equipment, net	64,370	2,573
Intangible assets, net	346,011	380,328
Total Non-Current Assets	425,172	392,766
TOTAL ASSETS	$ 1,681,351	$ 740,118

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 627,403	$ 166,418
Customer deposits	313,675	119,383
Deferred rent	755	-
Due to related party	-	7,381
Paycheck Protection Program loan	-	53,110
Notes payable	106,000	303,000
Notes payable - related party	66,737	66,737
Convertible notes payable	481,900	131,900
Interest payable	113,477	94,501
Total Current Liabilities	1,709,947	942,430
Non-Current Liabilities:		
SAFE liability	88,000	88,000
Total Non-Current Liabilities	88,000	88,000
Total Liabilities	1,797,947	1,030,430
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,207,787 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $3,096,134 as of both December 31, 2021 and 2020.	6	6
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,557,431 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $767,229 as of both December 31, 2021 and 2020.	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $529,874 as of both December 31, 2021 and 2020.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $519,655 as of both December 31, 2021 and 2020.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $166,866 as of both December 31, 2021 and 2020.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,517,668 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $338,825 as of both December 31, 2021 and 2020.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,752,474 shares issued and outstanding as of both December 31, 2021 and 2020. Liquidation preference of $882,599 as of both December 31, 2021 and 2020.	10	10
Class A common stock, $0.000001 par, 67,000,000 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2021 and 2020.	9	9
Class B common stock, $0.000001 par, 65,000,000 shares authorized, 17,238,948 and 7,608,441 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	17	7
Additional paid-in capital	9,396,213	6,100,123
Accumulated deficit	(9,512,865)	(6,390,481)
Total Stockholders' Deficit	(116,596)	(290,312)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,681,351	$ 740,118

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2021 and 2020

		2021		2020
Service revenues	$	149	$	546
Sales, net		16,586		11,464
Cost of goods sold		(23,645)		(9,494)
Gross profit/(loss) on sales		(7,059)		1,970
Operating Expenses:				
General and administrative		1,405,043		743,839
Research and development		1,481,666		386,956
Sales and marketing		250,559		35,008
Total Operating Expenses		3,137,268		1,165,803
Loss from operations		(3,144,178)		(1,163,287)
Other Income (Expenses):				
Gain on accounts payable forgiveness		7,430		62,795
Gain on loan forgiveness		53,110		-
Interest income		33		9
Interest expense		(43,975)		(49,535)
Others		5,196		-
Total Other Income (Expenses)		21,794		13,269
Provision for income taxes		-		-
Net Loss	$	(3,122,384)	$	(1,150,018)

YOUSOLAR, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2021 and 2020

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	6,207,787	6	2,557,431	3	2,018,566	2	2,309,579	2	1,814,742	2	4,517,668	5	8,537,008	9	8,855,781	9	490,301	-	4,812,531	(5,240,463)	(427,894)
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,025,292	1	174,299	-	174,300
Issuance of common stock through Regulation Crowdfunding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,989,149	6	1,018,149	-	1,018,155
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(202,374)	-	(202,374)
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	1,215,466	1	-	-	-	-	109,999	-	110,000
Conversion of interest payable to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	103,699	-	20,784	-	20,784
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	163,285	-	163,285
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,450	-	3,450
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,150,018)	(1,150,018)
Balance at December 31, 2020	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,752,474	$ 10	8,855,781	$ 9	7,608,441	$ 7	$ 6,100,123	$ (6,390,481)	$ (290,312)
Issuance of common stock through Regulation Crowdfunding $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	575,306	1	97,801	-	97,802
Offering costs $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(54,642)	-	(54,642)
Issuance of common stock for broker compensation $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	127,135	-	21,613	-	21,613
Issuance of common stock through Regulation Crowdfunding $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	195,926	-	123,183	-	123,183
Offering costs $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,087)	-	(11,087)
Issuance of common stock for broker compensation $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,919	-	2,464	-	2,464
Conversion of SAFE agreements to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,728,221	9	2,999,991	-	3,000,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	116,767	-	116,767
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,122,384)	(3,122,384)
Balance at December 31, 2021	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,752,474	$ 10	8,855,781	$ 9	17,238,948	$ 17	$ 9,396,213	$ (9,512,865)	$ (116,596)

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (3,122,384)	$ (1,150,018)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Gain on accounts payable forgiveness	(7,430)	(62,795)
Gain on loan forgiveness	(53,110)	-
Inventory write-off	-	3,902
Depreciation	11,245	702
Amortization	34,317	33,150
Impairment	4,300	-
Stock-based compensation	116,767	163,285
Fair value of warrants	-	3,450
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	1,655	(1,655)
(Increase)/decrease in notes receivable	(2,604)	(4,000)
(Increase)/decrease in prepaid expenses	(86,560)	(2,250)
(Increase)/decrease in inventory	(816,731)	(105,839)
(Increase)/decrease in deposits	(4,926)	(4,776)
Increase/(decrease) in accounts payable and accrued expenses	468,415	(22,510)
Increase/(decrease) in customer deposits	194,292	61,883
Increase/(decrease) in deferred rent	755	-
Increase/(decrease) in interest payable	18,976	21,329
Net Cash Used in Operating Activities	(3,243,023)	(1,066,142)
Cash Flows from Investing Activities		
Purchases of property and equipment	(77,342)	-
Purchases of intangibles	-	(20,000)
Cash Used in Investing Activities	(77,342)	(20,000)
Cash Flows from Financing Activities		
Due from related party	(10,498)	(7,530)
Repayment of due to related party	(7,381)	-
Proceeds from notes payable	-	187,500
Repayments of notes payable	(197,000)	(58,366)
Proceeds from Paycheck Protection Program loan	-	53,110
Proceeds from issuance of convertible notes payable	350,000	-
Proceeds from SAFE liability	3,000,000	68,000
Proceeds from issuance of common stock	-	174,300
Proceeds from issuance of common stock - Regulation CF	155,503	969,077
Offering costs	(41,652)	(202,374)
Net Cash Provided by Financing Activities	3,248,972	1,183,717
Net Change In Cash	(71,393)	97,575
Cash at Beginning of Year	122,128	24,553
Cash at End of Year	$ 50,735	$ 122,128

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021		2020	
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	25,000	$	24,756
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity:				
Conversion of SAFE liability to Class B common stock	$	3,000,000	$	-
Issuance of Class B common stock for broker compensation	$	24,077	$	-
Conversion of notes payable to Series A preferred stock	$	-	$	110,000
Conversion of accrued interest to Class B common stock	$	-	$	20,784

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company") is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

<u>Accounts Receivable and Allowance for Doubtful Accounts</u>

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. No allowances were necessary at December 31, 2021 and 2020.

<u>Inventory</u>

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2021 and 2020 includes raw materials and work in progress, which amounted to $929,684 and $112,953, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations. For the years ended December 31, 2021 and 2020, the Company wrote off inventory amounting to $0 and $3,902, respectively, to costs of goods sold in the statements of operations.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for goods or services to be delivered or rendered to the Company. As of December 31, 2021 and 2020, this account includes advance payments for rent, materials, and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2021 and 2020 and depreciation expense for the years then ended are as follows:

	Computer Equipment	Machinery & Equipment	Leasehold Improvements	R&D Equipment	Vehicles	Total
Cost						
Balance at December 31, 2020	$ 3,509	$ -	$ -	$ -	$ -	$ 3,509
Additions	-	8,236	2,720	21,386	45,000	77,342
Impaired	-	(4,300)	-	-	-	(4,300)
Balance at December 31, 2021	3,509	3,936	2,720	21,386	45,000	76,551
Accumulated Depreciation						
Balance at December 31, 2020	936	-	-	-	-	936
Depreciation	702	394	136	2,513	7,500	11,245
Balance at December 31, 2021	1,638	394	136	2,513	7,500	12,181
Net Book Value	$ 1,871	$ 3,542	$ 2,584	$ 18,873	$ 37,500	$ 64,370

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2021 and 2020, the Company recorded no impairment.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

Intangible assets as of December 31, 2021 and 2020 and amortization expense for the years then ended are as follows:

	Patent	Product certification and licensing	Website	Trademark	Total
Cost					
Balance at December 31, 2020	$ 500,000	$ 20,000	$ 9,000	$ 745	$ 529,745
Additions	-	-	-	-	-
Balance at December 31, 2021	500,000	20,000	9,000	745	529,745
Accumulated Amortization					
Balance at December 31, 2020	144,334	833	4,250	-	149,417
Amortization	31,717	1,167	1,433	-	34,317
Balance at December 31, 2021	176,051	2,000	5,683	-	183,734
Net Book Value	$ 323,949	$ 18,000	$ 3,317	$ 745	$ 346,011

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2021 and 2020, the Company recognized impairment loss on long-lived assets amounting to $4,300 and $0, respectively.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable and accrued expenses, notes payable, interest payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2021 and 2020, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised goods. Revenue recognized for the years ended December 31, 2021 and 2020 from the design, sale, and installation of solar technology to customers was $16,586 and $11,464, respectively.

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2021 and 2020 was $313,675 and $119,383, respectively.

Cost of Goods Sold

Cost of goods sold includes product costs and associated freight, direct labor, other ancillary costs, and overhead costs. Cost of goods sold for the years ended December 31, 2021 and 2020 was $23,645 and $9,494, respectively.

Sales and Marketing

Advertising costs are expensed as incurred. Total expense related to sales and marketing was $250,559 and $35,008 for the years ended December 31, 2021 and 2020, respectively.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $1,481,666 and $386,956 for the years ended December 31, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Accounts Payable Forgiveness

The Company recognized a gain of $7,430 and $62,795 for the years ended December 31, 2021 and 2020, respectively, related to forgiveness of various previously accrued legal costs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $2,442,339 and $1,588,625 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero and results in a 0% effective tax rate for 2021 and 2020.

At December 31, 2021 and 2020, the Company has available net NOL carryforwards for federal tax of approximately $7.95 million and $5.08 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-2018 NOL amounting to $4.70 million and $1.83 million as of December 31, 2021 and 2020, respectively, will be carried forward indefinitely but limited to 80% of future taxable income. The Company had research and development tax credits of $93,239 as of December 31, 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2018 to 2021 remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operations and incurred net losses of $3,122,384 and $1,150,018 for the years ended December 31, 2021 and 2020, respectively, and has not generated significant revenues to date. As of December 31, 2021, the Company had a working capital deficit of $453,768 and an accumulated deficit of $9,512,865. The Company has limited liquid assets to satisfy its obligations with $50,735 of cash relative to $1,709,947 of current liabilities as of December 31, 2021, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has employee loan agreements amounting to $32,421 and $29,817 as of December 31, 2021 and 2020, respectively. Also, the Company has an employee loan agreement with its chief executive officer (CEO) amounting to $37,469 and $26,971 as of December 31, 2021 and 2020, respectively. These loans bear interest at a rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns.

NOTE 5: DEBT FINANCING AGREEMENTS

SBA Paycheck Protection Program Loan

On May 7, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $53,110. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan. The loan was outstanding as of December 31, 2020. In May 2021, the loan was forgiven, and the amount was recognized as other income in the statement of operations.

Notes Payable

The Company has various short-term loan agreements from 2014 to 2020 with principal balances totaling $636,569. Interest rates on these loans are 10% and 15% per annum with maturity periods of less than a year. All these loans are unsecured and past due and in default. In 2019, a $10,000 principal loan was converted to 110,497 shares of Series A preferred stock and $88,466 principal loan was repaid. In 2020, $110,000 of these loans' principal was converted to 1,215,466 shares of Series A preferred stock and $20,784 of related interest payable were converted to 103,699 shares of Class B common stock. Repayment of principal balances amounted to $197,000 and $58,366 for the years ended December 31, 2021 and 2020, respectively. Principal balances outstanding on these loans as of December 31, 2021 and 2020 amounted to $172,737 and $369,737, respectively.

Most of the holders of these loans are the Company's stockholders and include notes payable to Company's CEO and his family amounting to $66,737 as of both December 31, 2021 and 2020.

Interest expense incurred on these loans for the years ended December 31, 2021 and 2020 amounted to $32,033 and $38,200, respectively. Interest payable as of December 31, 2021 and 2020 amounted to $72,804 and $65,771, respectively. In 2021, the Company repaid $25,000 of accrued interest. The

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

Company also determined that $24,509 of the outstanding accrued interest will be paid in stock but this was not yet formalized and therefore remained as outstanding liability as of December 31, 2021.

On March 5, 2020, the Company issued warrants to one of its lenders (see Note 6), valued at $3,450, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounted to $3,450 for the year ended December 31, 2020.

Convertible Notes

2018-2020 Issuances

In 2012 to 2018, the Company issued various convertible notes for total principal of $3,627,723. These notes bear interest ranging from 2.04% to 15% per annum. In 2018, $3,495,823 of these convertible notes, including its total accrued interest of $323,624, were converted into Series Seed preferred stock, Series A preferred stock, and Class B common stock, leaving unpaid unconverted principal of $131,900 as of both December 31, 2021 and 2020. The Company incurred interest expense of $7,532 and $6,905 for the years ended December 31, 2021 and 2020, respectively, related to these unconverted notes and accrued interest payable of $36,262 and $28,730 as of December 31, 2021 and 2020, respectively. In 2021, the Company and the note holders agreed to conversion but such was not yet formalized and therefore remained as outstanding liability as of December 31, 2021.

The convertible notes are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $2,500,000, or optional conversion upon a non-qualified financing at the majority holders' election. The conversion price on this conversion feature is either 33% premium or 20% to 80% discount (depends on class of equity to be converted), to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. If there is a corporate transaction (as defined in the agreement), the holders of the convertible notes may elect to convert to Class A common stock at the price per share implied by a valuation cap of $4,500,000 on the Company's fully diluted capital or take payment of 100% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

2021 Issuances

In 2021, the Company issued convertible notes for total principal of $350,000. These notes bear interest of 10% per annum and shall be due and payable upon request of the majority stockholders on or after May 9, 2022, or upon a change in control event. The Company incurred interest expense of $4,411 for the year ended December 31, 2021 and accrued interest payable of $4,411 as of December 31, 2021 related to these notes.

Any unpaid accrued interest on convertible notes is subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $1,000,000, or optional conversion upon a non-qualified financing. The conversion price is equal to the cash price paid per share for the equity securities by the investors in the qualified financing. The issuance of equity

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

securities pursuant to the conversion of these notes shall be upon and subject to the same terms and conditions applicable to equity securities sold in the qualified financing. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

SAFE Agreements

2019-2020 Issuances

In 2019 to 2020, the Company issued simple agreements for future equity (SAFE agreements) in exchange for cash investments for total amount of $88,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization); or (b) a 20% discount (15% on one SAFE agreement) to the share pricing in the triggering round, whichever results in a greater number of shares of preferred stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

In 2021, some of the SAFE holders agreed to conversion but was not yet formalized and therefore remained as outstanding liability as of December 31, 2021.

2021 Issuances

In 2021, the Company issued SAFE agreements in exchange for cash investments for total amount of $3,000,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's common stock or preferred stock ("Capital Stock") if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Capital Stock at a fixed pre-money valuation. The number of shares of Capital Stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements valuation on the Company's fully diluted capitalization); or (b) a 20% discount to the share pricing in the triggering round, whichever results in a greater number of shares of Capital Stock.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As discussed in Note 6, the Regulation Crowdfunding conducted in December 2021 triggered the conversion of these SAFE agreements issued in 2021 totaling $3,000,000 to 8,728,221 shares of Class B common stock at conversion prices of $0.31-$0.46 per share.

NOTE 6: STOCKHOLDERS' DEFICIT

The Company authorized 36,441,310 shares of preferred stock at $0.000001 par value and 132,000,000 shares of common stock at $0.000001 par value. The Company designated its preferred stock as 6,552,714 shares of Series Seed-1 preferred stock, 2,611,616 shares of Series Seed-2 preferred stock, 2,018,566 shares of Series Seed-3 preferred stock, 2,309,579 shares of Series Seed-4 preferred stock, 1,814,742 shares of Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock, Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares of Series A preferred stock. The Company designated its common stock as 67,000,000 shares of Class A common stock and 65,000,000 shares of Class B common stock.

The original issuance price for each class of preferred stock is as follows:
- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613
- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. As of both December 31, 2021 and 2020, the total liquidation preference was $6,301,182. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

In 2020, the Company issued 1,215,466 shares of Series A preferred stock in conversion of notes payable with principal amount of $110,000 at a conversion price of $0.0905.

As of both December 31, 2021 and 2020, 6,207,787 shares of Series Seed-1 preferred stock were issued and outstanding, 2,557,431 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,517,668 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,752,474 shares of Series A preferred stock were issued and outstanding.

Common Stock

Reg CF $0.17

In 2020, the Company conducted an offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC at $0.17 per share. For the years ended December 31, 2021 and 2020, the Company issued 575,306 and 5,989,149 shares of Class B common stock for total gross proceeds of $97,802 and $1,018,155, all respectively. Total offering cost incurred related to this offering was $54,642 and $202,374 for the years ended December 31, 2021 and 2020, respectively. Included in the 2021 offering cost was $21,613 of non-cash issuance of 127,135 shares of Class B common stock to StartEngine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2021 and 2020, $0 and $49,078 of the invested funds is held under escrow, respectively, and recognized as escrow receivable in the balance sheet.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

Reg CF $0.74

In 2021, the Company conducted another offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC at $0.74 per share. For the year ended December 31, 2021, the Company issued 195,926 shares of Class B common stock for total gross proceeds of $123,183. Total offering cost incurred related to this offering was $11,087 for the year ended December 31, 2021. Included in the 2021 offering cost was $2,464 of non-cash issuance of 3,919 shares of Class B common stock to StartEngine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2021, $114,560 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet.

This Reg CF offering triggered the conversion of the SAFE liability totaling $3,000,000 to 8,728,221 shares of Class B common stock at conversion prices of $0.31-$0.46 per share.

Other Issuances

In 2020, the Company issued 1,025,292 shares of Class B common stock at $0.17 per share for total proceeds of $174,300. Also in 2020, the Company issued 103,699 shares of Class B common stock in conversion of interest payable amounting to $20,784 at a conversion price of $0.2004, as discussed in Note 5.

As of December 31, 2021 and 2020, 8,855,781 and 8,855,781 shares of Class A common stock were issued and outstanding, and 17,238,948 and 7,608,441 shares of Class B common stock were issued and outstanding, all respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943 shares of Class B common stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs immediately. As of December 31, 2021 and 2020, 1,476,840 and 2,815,075 shares of Class B common stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2021 and 2020 is as follows:

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Granted	1,338,235	$ 0.17	9,605,000	$ 0.03
Forfeited	-	$ -	-	$ -
Outstanding - end of year	13,521,400	$ 0.05	12,183,165	$ 0.04
Exercisable at end of year	13,371,400	$ 0.05	12,183,165	$ 0.04
Intrinsic value of options outstanding at year-end	$ 1,595,390		$ 96,000	
Weighted average duration (years) to expiration of outstanding options at year-end	7.81		8.69	
Weighted average duration (years) to expiration of exercisable options at year-end	7.80		8.69	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Risk Free Interest Rate	0.36%-0.79%	0.37%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	69.00%	69.00%
Expected Life (years)	5-6	5
Fair Value per Stock Option	$0.10	$0.02

The total grant date fair value of options issued during the year ended December 31, 2021 was $129,621. The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2021 and 2020 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $116,767 and $163,285, respectively. As of December 31, 2021, there was $12,853 of unrecognized stock-based compensation, which will be recognized over a weighted average period of 40 months.

Warrants

Issuances

In 2020, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 150,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model at $3,450, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.67%
Expected Dividend Yield	0.00%
Expected Volatility	69.00%
Expected Life (years)	5
Fair Value per Stock Option	$0.023

Outstanding

Outstanding warrants for the purchase of Class B common stock as of both December 31, 2021 and 2020 were 5,595,350. As of December 31, 2021 and 2020, no warrants have been converted into the Company's stock. As of December 31, 2021 and 2020, the weighted average exercise price of the outstanding warrants was $0.19 and $0.19 per share, with a weighted average duration to expiration of 4.9 and 5.9 years, and intrinsic value of $264,231 and $34,500, all respectively.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $37,469 and $26,971 as of December 31, 2021 and 2020, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $66,737 as of both December 31, 2021 and 2020, respectively, as discussed in Note 5.

For the year ended December 31, 2021, the Company recognized $15,486 in revenue from the sale of solar technology to its stockholder.

The Company paid $2,367 and $2,678 of consulting fees to one of its founders for the years ended December 31, 2021 and 2020, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

SAFE and Convertible Note Conversions

As discussed in Note 5, the holders of convertible notes with outstanding principal of $131,900 and the holders of SAFE agreements with outstanding amount of $58,000 agreed to the conversion of the outstanding liability to Company's stock but was not yet formalized through the issuance of these financial statements.

Options

In 2021, the Company made informal commitments to two employees to issue stock options in 2022 in lieu of compensation totaling $49,500. Through the issuance date of these financial statements, no options have been issued.

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

In June 2021, the term of the lease agreement was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022 in July 2021, $2,438

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

in August 1, 2021 to July 31, 2022, $2,511 in August 1, 2022 to July 31, 2023, $2,586 in the next five months, and $2,460 on the last eight months of the lease term.

Future minimum payments under this lease are as follows:

2022	$52,493
2023	58,031
2024	19,583
Total future minimum lease payments	$130,107

For the year ended December 31, 2021, the Company incurred $43,861 of rent expense to this lease.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In October 2016, FASB issued ASU 2016-16, *Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory*, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 had no impact on the Company's financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,* which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2021 and 2020 and for the years then ended

NOTE 11: SUBSEQUENT EVENTS

<u>Reg CF $0.74</u>

Subsequent to December 31, 2021, the Company issued 352,993 shares of Class B common stock at $0.74 per share under its then ongoing Reg CF offering discussed in Note 6 for gross proceeds of $244,190 and incurred total offering costs of $40,555. Also, the Company issued 7,060 shares of Class B common stock to StartEngine Secure, LLC as commission of the Reg CF campaign.

<u>Stock Options</u>

In 2022, the Company issued options for the issuance of 92,647 shares of Class B common stock with exercise prices of $0.17 per share.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Arnold Leitner, Principal Executive Officer of YouSolar, Inc., hereby certify that the financial statements of YouSolar, Inc. included in this Report are true and complete in all material respects.

Arnold Leitner

CEO, Principal Executive Officer and Director, Principal Financial Officer